NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

June 30, 2023

Mark Rakip

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GEMZ Corp. NV
Offering Statement on Form 1-A
Amendment filed June 21, 2023
SEC File No. 024-12239

Dear Mr. Rakip:

This is in response to the letter of comment of the Staff dated June 27, 2023, relating to the captioned Offering Statement on Form 1-A of GEMZ Corp. NV (the “Company”).

Amended Offering Statement on Form 1-A filed June 21, 2023

General

1.       We reissue comment 8. We continue to note your belief that you are no longer a shell company. Given the financial statements for BadgerBloX as of March 20, 2023 reflect no assets and no revenues and the minimal operations to date, please revise the disclosure throughout the offering circular, as you appear to continue to be a shell company, or provide a detailed analysis as to why you no longer meet the definition of shell company in Rule 405 of Regulation C. Please revise to disclose the impact of being a shell company has upon the company and investors. In addition, please provide clear disclosure in the summary and in the business section that BadgerBloX has not had operations to date and has not any generated revenues.

Effective on the date of the Company’s acquisition of BadgerBloX, the Company began no longer to identify itself as a “shell company,” as discussed below.

The SEC, in Release No. 33-8869, defines a “shell company” to mean a registrant, other than an asset-backed issuer, that has:

(A)           No or nominal operations; and

(B)           Either:

(1)            No or nominal assets;

(2)            Assets consisting solely of cash and cash equivalents; or

(3)            Assets consisting of any amount of cash and cash equivalents and nominal other assets; or

1

This does not include a development stage company pursuing an actual business, a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K.

With the acquisition of BadgerBloX, the Company exited shell-company status and became a development-stage company, in that it adopted, and has since begun to implement, the specific business plan of BadgerBloX.

Were the Company not considered a development stage company, it would still not be considered to be a shell company. The definition above uses the conjunction “and” after (A) above, thus, a company must have “no or nominal operations” before the analysis proceeds to “no or nominal assets” and the other items in (B). That is to say, if a company can establish that it has more than nominal operations, it cannot be considered a shell company as defined in Release No. 33-8869. It is true, however, that this task can be a difficult proposition for a company in the early stages of development that has not yet generated revenues.

During the comment period ahead of Release No. 33-8869, several commenters expressed concerns that the definition of a shell company set forth above would capture virtually every company during its start-up phase and that the definition was, therefore, too broad. The SEC specifically addressed these comments in footnote 172 to Release No. 33-8869, which stated, in pertinent part:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

In analyzing a startup company’s business activities during its “limited operating history” to determine whether such company has engaged in activities that are, at a minimum, greater than “no or nominal operations,” it is necessary to review a company’s business-related actions. As this relates to the Company, its BadgerBloX-related actions, have included:

•	Incurring $20,000 in debt the acquisition of BadgerBloX
•	Completed acquisition of BadgerBloX
•	Incurring an additional $15,000 in debt with which to pay for expenses related to BadgerBloX’s business development efforts.
•	Secured the services two management personnel to operate BadgerBloX
•	Actively engaged in product design efforts
•	Actively sourcing of outside vendors for building materials
•	Actively seeking pre-orders for custom builds of products (none to date, however)
•	BadgerBloX believes it has cleared all local permitting requirements that will permit it to lease its manufacturing facility.
•	BadgerBloX is in the final (internal) process towards completing the design of proprietary methods and techniques for constructing its container conversion products (it is expected that the Company will seek patent protection for such intellectual property, though no final determination has been made in this regard.

Since its acquisition BadgerBloX, and in light of the existing turmoil in the capital markets, the Company has followed a disciplined, careful approach to developing the business plan of BadgerBloX. A part of this strategy is to incur only such debt as may be necessary to execute on the BadgerBloX business plan. The Company believes this philosophy will provide it the best opportunity for the successful execution of the BadgerBloX business plan.

Based on the foregoing analysis, the Company believes that it is, at this time, a “development stage company” and no longer meets the definition of a “shell company.”

_______________________

2

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company's responses.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan
Eric Newlan
Managing Member

cc: GEMZ Corp. NV

3